SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(1)

                       NETWORK-1 SECURITY SOLUTIONS, INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    64121N109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Copy to:
Wheatley Partners II, L.P.                Morrison Cohen Singer & Weinstein, LLP
80 Cuttermill Road                        750 Lexington Avenue
Great Neck, NY 11021                      New York, New York 10022
Telephone (516) 773-1024                  Telephone (212) 735-8600

--------------------------------------------------------------------------------

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 22, 1999
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

                        (Continued on following page(s))

--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   - 1 of 28-

CUSIP
No.   64121N109                     13D
================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Wheatley Partners II, L.P. (formerly, Applewood Associates, L.P.)
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*                 WC, OO

--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                           New York

--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                    1,194,659 shares                        25.1%
       Shares         ----------------------------------------------------------
    Beneficially      8       Shared Voting Power
      Owned By                     0 shares                                   0%
        Each          ----------------------------------------------------------
      Reporting       9       Sole Dispositive Power
       Person                      1,194,659 shares                        25.1%
        With          ----------------------------------------------------------
                      10      Shared Dispositive Power
                                   0 shares                                   0%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                1,194,659 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                           25.1%

--------------------------------------------------------------------------------
14       Type of Reporting Person*

                                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 2 of 28-

CUSIP
No.   64121N109                     13D
================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                             Applewood Capital Corp.
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*                 WC, OO

--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                           New York

--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                    0 shares                                   0%
       Shares         ----------------------------------------------------------
    Beneficially      8       Shared Voting Power
      Owned By                     1,194,659 shares                        25.1%
        Each          ----------------------------------------------------------
      Reporting       9       Sole Dispositive Power
       Person                      0 shares                                   0%
        With          ----------------------------------------------------------
                      10      Shared Dispositive Power
                                   1,194,659 shares                        25.1%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                1,194,659 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                           25.1%

--------------------------------------------------------------------------------
14       Type of Reporting Person*

                                       CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 3 of 28-

CUSIP
No.   64121N109                     13D
================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                                  Irwin Lieber
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*                 PF, OO

--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States

--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                    135,105 shares                           2.8%
       Shares         ----------------------------------------------------------
    Beneficially      8       Shared Voting Power
      Owned By                     1,194,659 shares                        25.1%
        Each          ----------------------------------------------------------
      Reporting       9       Sole Dispositive Power
       Person                      135,105 shares                           2.8%
        With          ----------------------------------------------------------
                      10      Shared Dispositive Power
                                   1,194,659 shares                        25.1%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                1,329,764 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                           27.3%

--------------------------------------------------------------------------------
14       Type of Reporting Person*

                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 4 of 28-

CUSIP
No.   64121N109                     13D
================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                                Barry Rubenstein
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*                 PF, OO

--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States

--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                    110,079 shares                           2.3%
       Shares         ----------------------------------------------------------
    Beneficially      8       Shared Voting Power
      Owned By                     1,422,999 shares                        28.5%
        Each          ----------------------------------------------------------
      Reporting       9       Sole Dispositive Power
       Person                      110,079 shares                           2.3%
        With          ----------------------------------------------------------
                      10      Shared Dispositive Power
                                   1,422,999 shares                        28.5%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                1,533,078 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                           30.7%

--------------------------------------------------------------------------------
14       Type of Reporting Person*

                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 5 of 28-

CUSIP
No.   64121N109                     13D
================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                                 Barry Fingerhut
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*                 PF, OO

--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States

--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                    63,826 shares                            1.3%
       Shares         ----------------------------------------------------------
    Beneficially      8       Shared Voting Power
      Owned By                     1,194,659 shares                        25.1%
        Each          ----------------------------------------------------------
      Reporting       9       Sole Dispositive Power
       Person                      63,826 shares                            1.3%
        With          ----------------------------------------------------------
                      10      Shared Dispositive Power
                                   1,194,659 shares                        25.1%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                1,258,485 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                           26.3%

--------------------------------------------------------------------------------
14       Type of Reporting Person*

                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 6 of 28-

CUSIP
No.   64121N109                     13D
================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                                   Seth Lieber
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*                 PF, OO

--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States

--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                    4,656 shares                             0.1%
       Shares         ----------------------------------------------------------
    Beneficially      8       Shared Voting Power
      Owned By                     1,202,855 shares                        25.3%
        Each          ----------------------------------------------------------
      Reporting       9       Sole Dispositive Power
       Person                      4,656 shares                             0.1%
        With          ----------------------------------------------------------
                      10      Shared Dispositive Power
                                   1,202,855 shares                        25.3%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                1,207,511 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                           25.4%

--------------------------------------------------------------------------------
14       Type of Reporting Person*

                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 7 of 28-

CUSIP
No.   64121N109                     13D
================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                                 Jonathan Lieber
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*                 PF, OO

--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States

--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                    3,104 shares                             0.1%
       Shares         ----------------------------------------------------------
    Beneficially      8       Shared Voting Power
      Owned By                     1,202,855 shares                        25.3%
        Each          ----------------------------------------------------------
      Reporting       9       Sole Dispositive Power
       Person                      3,104 shares                             0.1%
        With          ----------------------------------------------------------
                      10      Shared Dispositive Power
                                   1,202,855 shares                        25.3%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                1,205,959 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                           25.3%

--------------------------------------------------------------------------------
14       Type of Reporting Person*

                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 8 of 28-

CUSIP
No.   64121N109                     13D
================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                              Woodland Venture Fund
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*               WC, OO

--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                           New York

--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                    106,702 shares                           2.2%
       Shares         ----------------------------------------------------------
    Beneficially      8       Shared Voting Power
      Owned By                     121,638 shares                           2.5%
        Each          ----------------------------------------------------------
      Reporting       9       Sole Dispositive Power
       Person                      106,702 shares                           2.2%
        With          ----------------------------------------------------------
                      10      Shared Dispositive Power
                                   121,638 shares                           2.5%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                 228,340 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                            4.6%

--------------------------------------------------------------------------------
14       Type of Reporting Person*

                                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 9 of 28-

CUSIP
No.   64121N109                     13D
================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                                 Seneca Ventures
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*               WC, OO

--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                           New York

--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                    56,066 shares                            1.2%
       Shares         ----------------------------------------------------------
    Beneficially      8       Shared Voting Power
      Owned By                     172,274 shares                           3.5%
        Each          ----------------------------------------------------------
      Reporting       9       Sole Dispositive Power
       Person                      56,066 shares                            1.2%
        With          ----------------------------------------------------------
                      10      Shared Dispositive Power
                                   172,274 shares                           3.5%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                 228,340 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                            4.6%

--------------------------------------------------------------------------------
14       Type of Reporting Person*

                                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 10 of 28-

CUSIP
No.   64121N109                     13D
================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                               Marilyn Rubenstein
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*                 OO

--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States

--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                    0 shares                                   0%
       Shares         ----------------------------------------------------------
    Beneficially      8       Shared Voting Power
      Owned By                     228,340 shares                           4.6%
        Each          ----------------------------------------------------------
      Reporting       9       Sole Dispositive Power
       Person                      0 shares                                   0%
        With          ----------------------------------------------------------
                      10      Shared Dispositive Power
                                   228,340 shares                           4.6%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                 228,340 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                            4.6%

--------------------------------------------------------------------------------
14       Type of Reporting Person*

                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 11 of 28-

CUSIP
No.   64121N109                     13D
================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                             Woodland Services Corp.
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*                 OO

--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                           New York

--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                    0 shares                                   0%
       Shares         ----------------------------------------------------------
    Beneficially      8       Shared Voting Power
      Owned By                     228,340 shares                           4.6%
        Each          ----------------------------------------------------------
      Reporting       9       Sole Dispositive Power
       Person                      0 shares                                   0%
        With          ----------------------------------------------------------
                      10      Shared Dispositive Power
                                   228,340 shares                           4.6%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                 228,340 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                            4.6%

--------------------------------------------------------------------------------
14       Type of Reporting Person*

                                       CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 12 of 28-

CUSIP
No.   64121N109                     13D
================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                               Woodland Partners
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*               WC, OO

--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                           New York

--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                    32,786 shares                            0.7%
       Shares         ----------------------------------------------------------
    Beneficially      8       Shared Voting Power
      Owned By                     195,554 shares                           4.0%
        Each          ----------------------------------------------------------
      Reporting       9       Sole Dispositive Power
       Person                      32,786 shares                            0.7%
        With          ----------------------------------------------------------
                      10      Shared Dispositive Power
                                   195,554 shares                           4.0%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                 228,340 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                            4.6%

--------------------------------------------------------------------------------
14       Type of Reporting Person*

                                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 13 of 28-

CUSIP
No.   64121N109                     13D
================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                            Brookwood Partners, L.P.
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*               WC, OO

--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                           New York

--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                    32,786 shares                            0.7%
       Shares         ----------------------------------------------------------
    Beneficially      8       Shared Voting Power
      Owned By                     195,554 shares                           4.0%
        Each          ----------------------------------------------------------
      Reporting       9       Sole Dispositive Power
       Person                      32,786 shares                            0.7%
        With          ----------------------------------------------------------
                      10      Shared Dispositive Power
                                   195,554 shares                           4.0%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                 228,340 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                            4.6%

--------------------------------------------------------------------------------
14       Type of Reporting Person*

                                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 14 of 28-

CUSIP
No.   64121N109                     13D
================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                               Applegreen Partners
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*               WC, OO

--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                           New York

--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                    8,196 shares                             0.2%
       Shares         ----------------------------------------------------------
    Beneficially      8       Shared Voting Power
      Owned By                     0 shares                                   0%
        Each          ----------------------------------------------------------
      Reporting       9       Sole Dispositive Power
       Person                      8,196 shares                             0.2%
        With          ----------------------------------------------------------
                      10      Shared Dispositive Power
                                   0 shares                                   0%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                  8,196 shares
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                            0.2%

--------------------------------------------------------------------------------
14       Type of Reporting Person*

                                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 15 of 28-

     This statement, dated December 22, 1999, constitutes Amendment No. 1 to the
Schedule 13D, dated November 12, 1998, regarding the reporting persons' ownership of certain securities of Network-1 Security Solutions, Inc. (the "Issuer").

     This Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 1. Security and Issuer.

          (g) Option, to purchase 10,000 shares of Common Stock, expiring June 22, 2009, entitling the holder thereof to purchase Common Stock at $3.75 per share, with options to purchase 2,500 shares exercisable commencing on June 22, 1999. Options to purchase one-third of the balance of the shares vests quarterly commencing 90 days from the date of grant (the "June 22, 1999 Directors Option").

          (h) Option, to purchase 7,500 shares of Common Stock, expiring October 25, 2009, entitling the holder thereof to purchase Common Stock at $1.50 per share. Options to purchase one-quarter of the total number of shares vests quarterly, commencing 90 days from the date of grant (the "October 1999 Directors Option").

          (i) Series D Convertible Preferred Stock, (the "Series D Preferred Stock"), may be converted at any time into an equal number of shares of Common Stock, at the option of the holder, subject to anti-dilution and other adjustments. The Series D Preferred Stock vote separately as a class on all matters which impact the rights, value or ranking of the Series D Preferred Stock; otherwise, they vote together with the holders of the Common Stock on an as-converted basis. The holders of the Series D Preferred Stock are entitled to a liquidation preference equal to
               (i) the aggregate purchase price of the Series D Preferred Stock, and (ii) any declared but unpaid dividends. The Issuer may not issue any shares of capital stock or preferred stock that is senior to, or equal to the Series D Preferred Stock, without the approval of at least a majority in interest of the Series D Preferred Stock.

          (j) Warrants, five year warrants, exercisable immediately, entitling the holder thereof to purchase one share of Common Stock at an exercise price of $3.00 per share, subject to adjustment based on the product revenue achieved by the Issuer (the "Series D Warrants").

          (k) Notes, two year notes, at an interest rate of 8% per annum (the "Series D Notes"). The Series D Notes are convertible into Series D Preferred Stock


                                   - 16 of 28-
               and Series D Warrants, subject to stockholders' approval at the request of a majority of the Series D noteholders. The number of shares of Series D Preferred Stock and Series D Warrants to be received upon the conversion is determined by dividing the principal amount being converted plus accrued and unpaid interest, by $3.05, subject to adjustment.

ITEM 2. Identity And Background.

         1.    (a)  Wheatley Partners II, L.P. (formerly Applewood Associates,
                    L.P.), a limited partnership organized under the laws of the State of New York ("Wheatley II").
               (b)  Address:         c/o Applewood Capital Corp.
                                     68 Wheatley Road
                                     Brookville, New York 11545
               (c)  Principal Business:       Investments.
               (d)  No.
               (e)  No.

         3.    (a)  Barry Rubenstein, a general partner of Wheatley II, an officer and director of Applewood Capital and a general partner of Woodland Venture Fund, Seneca Ventures, Woodland Partners and Brookwood Partners, L.P. Mr. Rubenstein resigned as a director of the Issuer on December 16, 1999.

               (b)  Address:         68 Wheatley Road
                                     Brookville, New York 11545
               (c)  Principal Business:       Investments.
               (d)  No.
               (e)  No.
               (f)  Citizenship:     United States

               Barry Rubenstein is the husband of Marilyn Rubenstein.

         4.    (a)  Irwin Lieber, a general partner of Wheatley II, and an officer and director of Applewood Capital. Mr. Lieber resigned as a director of the Issuer on December 16, 1999.

               (b)  Address:         767 Fifth Avenue
                                     New York, New York 10153
               (c)  Principal Business: Investments.
               (d)  No.
               (e)  No.
               (f)  Citizenship:     United States



                                   - 17 of 28-

         7.    (a)  Jonathan Lieber, a general partner of Wheatley II, an officer of Applewood Capital, and general partner of Applegreen Partners, a New York partnership.

               (b)  Address:         767 Fifth Avenue
                                     New York, New York 10153
               (c)  Principal Occupation: Investments.
               (d)  No.
               (e)  No.
               (f)  Citizenship:     United States.

         8.    (a)  Seth Lieber, a general partner of Wheatley II, an officer of
                    Applewood Capital, and general partner of Applegreen Partners, a New York partnership.

               (b)  Address:         767 Fifth Avenue
                                     New York, New York 10153
               (c)  Principal Occupation: Investments.
               (d)  No.
               (e)  No.
               (f)  Citizenship:     United States.

         10.   (a)  Marilyn Rubenstein, an officer of Services and a general partner of Woodland Partners and Brookwood Partners, L.P.
               (b)  Address:         68 Wheatley Road
                                     Brookville, New York 11545
               (c)  Principal Occupation:  Investments.
               (d)  No.
               (e)  No.
               (f)  Citizenship:     United States.

         12.   (a)  Woodland Partners, a partnership organized under the laws of the State of New York.
               (b)  Address:         68 Wheatley Road
                                     Brookville, New York 11545
               (c)  Principal Occupation:  Investments.
               (d)  No.
               (e)  No.

         13.   (a)  Brookwood Partners, L.P., a limited partnership organized under the laws of the State of New York ("Brookwood").
               (b)  Address:         68 Wheatley Road
                                     Brookville, New York 11545
               (c)  Principal Occupation: Investments.
               (d)  No.
               (e)  No.


                                   - 18 of 28-

         14.   (a)  Applegreen Partners, a partnership organized under the laws of the State of New York ("Applegreen").

               (b)  Address:         8 Applegreen Drive
                                     Old Westbury, New York 11568
               (c)  Principal Occupation:  Investments.
               (d)  No.
               (e)  No.

ITEM 3. Source and Amount of Funds or Other Consideration.

     On December 22, 1999, the reporting persons purchased in a private placement an aggregate of $362,500 Series D Notes, 118,850 shares of Series D Preferred Stock, and Series D Warrants to purchase 118,850 shares of Common Stock from the Issuer (the "1999 Financing"). The Series D Preferred Stock, the Series D Warrants and the Series D Notes were offered together. The reporting persons paid $3.05 for each share of Series D Preferred Stock with a Series D Warrant.

     Each of Irwin Lieber and Barry Fingerhut obtained funds for the purchase of the securities from personal funds and other funds.

     Each of Woodland Venture Fund, Seneca Ventures, Woodland Partners, Brookwood Partners, L.P., and Applegreen Partners obtained funds for the purchase of the securities from working capital and other funds.

     The amount of funds used in acquiring the securities are set forth below:


                                                            Total
                                                        Consideration
                                                     -------------------
Irwin Lieber                                                    $100,000
Barry Fingerhut                                                 $100,000
Woodland Venture Fund                                           $200,000
Seneca Ventures                                                 $100,000
Woodland Partners                                               $100,000
Brookwood Partners, L.P.                                        $100,000
Applegreen Partners                                             $ 25,000



                                   - 19 of 28-

ITEM 4. Purpose of Transaction.

     No reporting person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

ITEM 5. Interests in Securities of the Issuer.

     (a) The following list sets forth the aggregate number and percentage (based on 4,372,375 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended September 30, 1999, plus 382,696 shares issued upon the reporting persons' conversion of the Series C Convertible Preferred Stock) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of December 22, 1999:


                               Shares of Common            Percentage of Shares
                              Stock Beneficially              of Common Stock
               Name                 Owned(2)               Beneficially Owned(2)
               ----                 --------               ---------------------
Wheatley Partners II, L.P.        1,194,659                        25.1%
Applewood Capital Corp.           1,194,659(3)                     25.1%
Barry Rubenstein                  1,533,078(3,4,5,6,7,8)           30.7%

--------
     (2) Includes shares of Common Stock issuable upon the exercise of the Advisory Option, the 1996 Advisory Option, the 1998 Directors Option, the June 1999 Directors Option and the October 1999 Directors Option.

     (3) The reporting person disclaims beneficial ownership of these securities, except to the extent of his/her/its equity interest therein.

     (4) Includes 31,040 shares of Common Stock owned individually by Barry Rubenstein, 31,040 shares of Common Stock issuable upon the exercise of the Advisory Option, 18,624 shares of Common Stock issuable upon the exercise of the 1996 Advisory Option, 20,000 shares of Common Stock issuable upon the exercise of the 1998 Directors Option, 7,500 shares of Common Stock issuable upon the exercise of the June 1999 Directors Option and 1,875 shares of Common Stock issuable upon the exercise of the October 1999 Directors Option.

     (5) Includes 41,128 shares of Common Stock owned by the Fund, 32,787 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock and 32,787 shares of Common Stock issuable upon the exercise of the Series D Warrants.

     (6) Includes 23,280 shares of Common Stock owned by Seneca, 16,393, shares of Common Stock issuable upon the conversion of the Series D Preferred Stock and 16,393 shares of Common Stock issuable upon the exercise of the Series D Warrants.

     (7) Includes 16,393 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock and 16,393 shares of Common Stock issuable upon the exercise of the Series D Warrants owned by Woodland Partners.

     (8) Includes 16,393 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock and 16,393 shares of Common Stock issuable upon the exercise of the Series D Warrants owned by Brookwood Partners, L.P.


                                   - 20 of 28-

Irwin Lieber                         1,329,764(3,9)                   27.3%
Barry Fingerhut                      1,258,485(3,10)                  26.3%
Seth Lieber                          1,207,511(3,11,13)               25.4%
Jonathan Lieber                      1,205,959(3,12,13)               25.3%
Woodland Venture Fund                  228,340(3,5,6,7,8)              4.6%
Seneca Ventures                        228,340(3,5,6,7,8)              4.6%
Marilyn Rubenstein                     228,340(3,5,6,7,8)              4.6%
Woodland Services Corp.                228,340(3,5,6,7,8)              4.6%
Woodland Partners                      228,340(3,5,6,7,8)              4.6%
Brookwood Partners, L.P.               228,340(3,5,6,7,8)              4.6%
Applegreen Partners                      8,096(13)                     0.2%

     (b) Wheatley Partners II, L.P. has sole power to vote and to dispose of 1,194,659 shares of Common Stock, representing approximately 25.1% of the outstanding Common Stock.

     Applewood Capital, by virtue of being a general partner of Wheatley Partners II, L.P., may be deemed to have shared power to vote and to dispose of 1,194,659 shares of Common Stock, representing approximately 25.1% of the outstanding Common Stock.

     Barry Rubenstein, by virtue of being a general partner of Wheatley Partners II, L.P., the Fund and Seneca, Woodland Partners and Brookwood Partners, L.P., may be deemed to

--------
     (9) Includes 23,280 shares of Common Stock owned individually by Irwin Lieber, 31,040 shares of Common Stock issuable upon the exercise of the Advisory Option, 18,624 shares of Common Stock issuable upon the exercise of the 1996 Advisory Option, 20,000 shares of Common Stock issuable upon the exercise of the 1998 Directors Option, 7,500 shares of Common Stock issuable upon the exercise of the June 1999 Directors Option, 1,875 shares of Common Stock issuable upon the exercise of the October 1999 Directors Option, 16,393 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock and 16,393 shares of Common Stock issuable upon the exercise of the Series D Warrants.

     (10) Includes 31,040 shares of Common Stock owned individually by Barry Fingerhut, 16,393 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock and 16,393 shares of Common Stock issuable upon the exercise of the Series D Warrants.

     (11) Includes 4,656 shares of Common Stock owned individually by Seth
          Lieber.

     (12) Includes 3,104 shares of Common Stock owned individually by Jonathan Lieber.

     (13) Includes 4,098 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock and 4,098 shares of Common Stock issuable upon the exercise of the Series D Warrants owned by Applegreen Partners.


                                   - 21 of 28-
have shared power to vote and to dispose of 1,422,999 shares of Common Stock (including 81,966 shares issuable upon the conversion of the Series D Preferred Stock and 81,966 shares issuable upon the exercise of the Series D Warrants), representing approximately 28.5% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and to dispose of 110,079 shares of Common Stock (which includes shares issuable upon the exercise of the Advisory Option, the 1996 Advisory Option, the 1998 Directors Option, the June 1999 Directors Option, and the October 1999 Directors Option), representing approximately 2.3% of the outstanding Common Stock.

     Irwin Lieber, by virtue of being a general partner of Wheatley Partners II, L.P., may be deemed to have shared power to vote and to dispose of 1,194,659 shares of Common Stock, representing approximately 25.1% of the outstanding Common Stock. Irwin Lieber has sole power to vote and to dispose of 135,105 shares of Common Stock (which includes shares issuable upon the exercise of the Advisory Option, the 1996 Advisory Option, the 1998 Directors Option, the June 1999 Directors Option, the October 1999 Directors Option, 16,393 shares issuable upon the conversion of the Series D Preferred Stock and 16,393 shares issuable upon the exercise of the Series D Warrants), representing approximately 2.8% of the outstanding Common Stock.

     Barry Fingerhut, by virtue of being a general partner of Wheatley Partners II, L.P., may be deemed to have shared power to vote and to dispose of 1,194,659 shares of Common Stock, representing approximately 25.1% of the outstanding Common Stock. Barry Fingerhut has sole power to vote and to dispose of 63,826 shares of Common Stock (including 16,393 shares issuable upon the conversion of the Series D Preferred Stock and 16,393 shares issuable upon the exercise of the Series D Warrants), representing approximately 1.3% of the outstanding Common Stock.

     Seth Lieber, by virtue of being a general partner of Wheatley Partners II, L.P., and a general partner of Applegreen, may be deemed to have shared power to vote and to dispose of 1,202,855 shares of Common Stock (including 4,098 shares issuable upon the conversion of the Series D Preferred Stock and 4,098 shares issuable upon the exercise of the Series D Warrants), representing approximately 25.4% of the outstanding Common Stock. Seth Lieber has sole power to vote and to dispose of 4,656 shares of Common Stock, representing approximately 0.1% of the outstanding Common Stock.

     Jonathan Lieber, by virtue of being a general partner of Wheatley Partners II, L.P., and managing general partner of Applegreen, may be deemed to have shared power to vote and to dispose of 1,202,855 shares of Common Stock (including 4,098 shares issuable upon the conversion of the Series D Preferred Stock and 4,098 shares issuable upon the exercise of the Series D Warrants), representing approximately 25.3% of the outstanding Common Stock. Jonathan Lieber has sole power to vote and to dispose of 3,104 shares of Common Stock, representing approximately 0.1% of the outstanding Common Stock.

     The Fund has sole power to vote and to dispose of 106,702 shares of Common Stock (including 32,787 shares issuable upon the conversion of the Series D Preferred Stock and 32,787 shares issuable upon the exercise of the Series D Warrants), representing approximately


                                   - 22 of 28-

2.2% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 121,638 shares of Common Stock (including 49,179 shares issuable upon the conversion of the Series D Preferred Stock and 49,179 shares issuable upon the exercise of the Series D Warrants), representing approximately 2.5% of the outstanding Common Stock.

     Seneca has sole power to vote and to dispose of 56,066 shares of Common Stock, representing approximately 1.2% of the outstanding Common Stock (including 16,393 shares issuable upon the conversion of the Series D Preferred Stock and 16,393 shares issuable upon the exercise of the Series D Warrants), and may be deemed to have shared power to vote and to dispose of 172,274 shares of Common Stock (including 65,573 shares issuable upon the conversion of the Series D Preferred Stock and 65,573 shares issuable upon the exercise of the Series D Warrants), representing approximately 3.5% of the outstanding Common Stock.

     Marilyn Rubenstein, by virtue of being an officer of Services and a general partner of Woodland Partners and Brookwood Partners, L.P., may be deemed to have shared power to vote and to dispose of 228,340 shares of Common Stock (including 81,966 shares issuable upon the conversion of the Series D Preferred Stock and 81,966 shares issuable upon the exercise of the Series D Warrants), representing approximately 4.6% of the outstanding Common Stock.

     Services by virtue of being a general partner of the Fund and Seneca, may be deemed to have shared power to vote and to dispose of 228,340 shares of Common Stock (including 81,966 shares issuable upon the conversion of the Series D Preferred Stock and 81,966 shares issuable upon the exercise of the Series D Warrants), representing approximately 4.6% of the outstanding Common Stock.

     Woodland Partners has sole power to vote and to dispose of 32,786 shares of Common Stock, representing approximately 0.7% of the outstanding Common Stock and may be deemed to have shared power to vote and to dispose of 195,554 shares of Common Stock (including 81,966 shares issuable upon the conversion of the Series D Preferred Stock and 81,966 shares issuable upon the exercise of the Series D Warrants), representing approximately 4.0% of the outstanding Common Stock.

     Brookwood Partners, L.P. has sole power to vote and to dispose of 32,786 shares of Common Stock, representing approximately 0.7% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 195,554 shares of Common Stock, (including 81,966 shares issuable upon the conversion of the Series D Preferred Stock and 81,966 shares issuable upon the exercise of the Series D Warrants), representing approximately 4.0% of the outstanding Common Stock.

     Applegreen Partners has sole power to vote and to dispose of 8,196 shares of Common Stock, representing approximately 0.2% of the outstanding Common Stock.

     (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the reporting persons identified in Item 2 of this
Schedule 13D effected from October 13, 1999 through December 22, 1999, inclusive:



                                   - 23 of 28-

                                               Number of
                                               Shares of
                                               Series D             Number of         Purchase Price Per share
                                               Preferred            Series D           of Series D Preferred
                                Purchase       Stock                Warrants          Stock with one Series D        Series D Notes
Name of Shareholder             Date           Purchased            Purchased                 Warrant                  Purchased
-------------------             ----           ---------            ---------                 -------                  ---------
Irwin Lieber                  12/22/99         16,393                16,393                    $3.05                    $ 50,000
Barry Fingerhut               12/22/99         16,393                16,393                    $3.05                    $ 50,000
Woodland Venture Fund         12/22/99         32,787                32,787                    $3.05                    $100,000
Seneca Ventures               12/22/99         16,393                16,393                    $3.05                    $ 50,000
Woodland Partners             12/22/99         16,393                16,393                    $3.05                    $ 50,000
Brookwood Partners, L.P.      12/22/99         16,393                16,393                    $3.05                    $ 50,000
Applegreen Partners           12/22/99          4,098                 4,098                    $3.05                    $ 12,500

     On December 14, 1999, Wheatley II converted 382,696 shares of Series C Preferred Stock into 382,696 shares of Common Stock of the Issuer.

     On October 25, 1999, the Issuer granted the October 1999 Directors Option to each of Barry Rubenstein and Irwin Lieber.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Not applicable.

ITEM 6. Contracts Arrangements Understanding or Relationships with Respect to Securities of the Issuer.

     The Issuer agreed to file a Form S-3 Registration Statement to register the Common Stock underlying the Series D Preferred Stock, the Series D Warrants and the Series D Notes, within 45 days of the closing of the purchase of the above mentioned securities.

ITEM 7. Materials to be Filed as Exhibits

     Exhibit A. Agreement among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).



                                   - 24 of 28-

                                    SIGNATURE

     After reasonable inquiry and to the best of his/her/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated: January 26, 2000
                                           WHEATLEY PARTNERS II, L.P.

                                           By:      /s/Irwin Lieber
                                               ---------------------------------
                                           Irwin Lieber, General Partner


                                           APPLEWOOD CAPITAL CORP.

                                           By:      /s/Barry Rubenstein
                                               ---------------------------------
                                           Barry Rubenstein, President


                                           SENECA VENTURES

                                           By:      /s/Barry Rubenstein
                                               ---------------------------------
                                           Barry Rubenstein, General Partner


                                           WOODLAND VENTURE FUND

                                           By:      /s/Barry Rubenstein
                                               ---------------------------------
                                           Barry Rubenstein, General Partner


                                           WOODLAND SERVICES CORP.

                                           By:      /s/Barry Rubenstein
                                               ---------------------------------
                                           Barry Rubenstein, President







                                                          - 25 of 28-

                                                    /s/Barry Rubenstein
                                               ---------------------------------
                                                    Barry Rubenstein

                                                    /s/Irwin Liber
                                               ---------------------------------
                                                    Irwin Lieber

                                                    /s/Barry Fingerhut
                                               ---------------------------------
                                                    Barry Fingerhut

                                                    /s/Marilyn Rubenstein
                                               ---------------------------------
                                                    Marilyn Rubenstein

                                                    /s/Seth Lieber
                                               ---------------------------------
                                                    Seth Lieber

                                                    /s/Jonathan Lieber
                                               ---------------------------------
                                                    Jonathan Lieber


                                           WOODLAND PARTNERS

                                           By:      /s/Barry Rubenstein
                                               ---------------------------------
                                           Barry Rubenstein, General Partner


                                           BROOKWOOD PARTNERS, L.P.

                                           By:      /s/Barry Rubenstein
                                               ---------------------------------
                                           Barry Rubenstein, General Partner


                                           APPLEGREEN PARTNERS

                                           By: /s/Jonathan Lieber
                                               ---------------------------------
                                                Jonathan Lieber, General Partner


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).





                                   - 26 of 28-

                                                                       Exhibit A

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of NETWORK - 1 SECURITY SOLUTIONS, INC. and that this Agreement be filed as an Exhibit to such statement on Schedule 13D.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the 22nd day of December, 1999.

                                        WHEATLEY PARTNERS II, L.P.

                                        By:  /s/Irwin Lieber
                                            ------------------------------------
                                             Irwin Lieber, A General Partner


                                        APPLEWOOD CAPITAL CORP.

                                        By:  /s/Barry Rubenstein
                                            ------------------------------------
                                             Barry Rubenstein, President


                                        SENECA VENTURES

                                        By:  /s/Barry Rubenstein
                                            ------------------------------------
                                             Barry Rubenstein, A General Partner


                                        WOODLAND VENTURE FUND

                                        By:  /s/Barry Rubenstein
                                            ------------------------------------
                                             Barry Rubenstein, A General Partner


                                   - 27 of 28-

                                        WOODLAND SERVICES CORP.


                                        By:  /s/Barry Rubenstein
                                            ------------------------------------
                                             Barry Rubenstein, President

                                             /s/Barry Rubenstein
                                            ------------------------------------
                                             Barry Rubenstein

                                             /s/Irwin Liber
                                            ------------------------------------
                                             Irwin Lieber

                                             /s/Barry Fingerhut
                                            ------------------------------------
                                             Barry Fingerhut

                                             /s/Marilyn Rubenstein
                                            ------------------------------------
                                             Marilyn Rubenstein

                                             /s/Seth Lieber
                                            ------------------------------------
                                             Seth Lieber

                                             /s/Jonathan Lieber
                                            ------------------------------------
                                             Jonathan Lieber

                                        WOODLAND PARTNERS


                                        By:  /s/Barry Rubenstein
                                            ------------------------------------
                                             Barry Rubenstein, A General Partner


                                        BROOKWOOD PARTNERS, L.P.

                                        By:  /s/Barry Rubenstein
                                            ------------------------------------
                                             Barry Rubenstein, A General Partner


                                        APPLEGREEN PARTNERS

                                        By   /s/Jonathan Lieber
                                            ------------------------------------
                                             Jonathan Lieber, A General Partner



                                   - 28 of 28-